                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of March 2005

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

             3, avenue André Malraux, 92300 Levallois-Perret, France
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X                                Form 40-F
                   -----                                        -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No   X
             -----                                       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Press release dated March 10, 2005, "ALSTOM Wins 560 Million Euros Contract to
Complete Largest Power Plant in Middle East"

Press release dated March 23, 2005, "Board Changes at ALSTOM - Proposed
Appointment of Francis Mer"

Press release dated March 30, 2005, "ALSTOM Wins a Contract Worth More Than 190
Million Euros for the Retrofit of a Swedish Nuclear Plant"

Press release dated March 31, 2005, "ALSTOM Wins 170 Million Euros Turnkey Power
Plant Contract in Singapore"

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ALSTOM

Date: April 1, 2005                     By:  /s/ Henri Poupart-Lafarge
                                             -----------------------------------
                                             Name:   Henri Poupart-Lafarge
                                             Title:  Chief Financial Officer

                                                                   10 March 2005

               ALSTOM WINS 560 MILLION EUROS CONTRACT TO COMPLETE
                       LARGEST POWER PLANT IN MIDDLE EAST

An  ALSTOM-led  consortium  has won a €627 million  turnkey  contract with Saudi
Electricity  Company to add three generating blocks to the Saudi Arabian Shoaiba power plant, making it the largest power plant in the whole of the Middle East.

Under the contract,  worth €560 million to ALSTOM, the consortium will build the final three 400MW units of the 11-unit steam power plant,  increasing  the total power output to more than 4,400MW.

ALSTOM will  design,  supply,  install and  commission  the entire  power plant, including boilers,  steam turbines  generators and the complete balance of plant and  systems  for the three  units  while  ALSTOM's  consortium  partner,  Saudi
Archirodon  Constructions,  will carry out all the associated  civil works.  The boilers are designed to burn both crude and heavy oil, and use ALSTOM's  leading low NOx tangential-firing technology.

The ALSTOM-led  consortium also supplied, on a turnkey basis, the previous eight units at Shoaiba,  beginning with an initial  contract won in November 1998. The final units of the plant,  located on the Red Sea coast 100 km south of the city of Jeddah, are scheduled to be fully operational in the first half of 2008.

Philippe   Joubert,   president  of  ALSTOM's  Power   Turbo-Systems  and  Power
Environment Sectors,  said: "We are proud to continue our long-term relationship
with  the  Saudi  Electricity   Company  and  to  contribute  our  world-leading
experience in steam plant technology in one of the most prestigious  projects in the Middle East region."

Press relations:           G. Tourvieille
                           (Tél. +33 1 41 49 27 13)
                           internet.press@chq.alstom.com

Investor relations:        E. Châtelain
                           (Tél. +33 1 41 49 37 38)
                           Investor.relations@chq.alstom.com

                                                                   23 March 2005

                            BOARD CHANGES AT ALSTOM -
                       PROPOSED APPOINTMENT OF FRANCIS MER

Following  Lord  Simpson's  decision  to retire from the Board at the end of the current fiscal year , the Board of Directors held on 23 March 2005 has co-opted, with  effect as of 1st April  2005,  Mr Francis  Mer as a member of the Board to replace him.

This appointment  will be submitted for  ratification at the next  Shareholders'
Meeting.  Patrick Kron,  Chairman of the Board,  expressed his  understanding of
Lord Simpson's decision to withdraw from the Board at this time when the Company has well  advanced in its  recovery  and  extended  to Lord  Simpson the Board's thanks for his contribution since 1998.

Patrick Kron also extended the Board's welcome to Francis Mer and noted that his broad  experience  in  industry  and  international  activities  will be  highly valuable in the Company's move towards full recovery and future development.

Press relations:           S. Gagneraud / G. Tourvieille
                           (Tél. +33 1 41 49 27 40)
                           internet.press@chq.alstom.com

Investor relations:        E. Chatelain
                           (Tél. +33 1 41 49 37 38)
                           investor.relations@chq.alstom.com

                                                                   30 March 2005

               ALSTOM WINS A CONTRACT WORTH MORE THAN 190 MILLION
               EUROS FOR THE RETROFIT OF A SWEDISH NUCLEAR PLANT

ALSTOM has won a contract  worth around €190  millions to provide  steam turbine and  generator  equipment  as part of a project to increase  the power output of
Ringhals nuclear power station in Sweden.

Under  the  contract  with  Ringhals  AB,  owned  by  Swedish  energy  companies
Vattenfall and Sydkraft, ALSTOM will supply new internal retrofit parts for four turbine/generator  sets at units 3 & 4 of the four-unit plant. Each set contains one generator,  one  high-pressure  steam turbine and three  low-pressure  steam turbines.

In  addition,  ALSTOM will  replace and upgrade  moisture  separator  reheaters, turbine  instrumentation and control system, main steam valves and other balance of plant, as well as carrying out dismantling,  installation,  commissioning and testing work.

Thanks to an upgrade of the nuclear  reactors and the design of the  retrofitted turbine and generator  equipment,  the rated  electrical power output of each of the two units will  increase  from the current 920 MW to slightly more than 1100
MW on unit 3 and approximately 1150 MW on unit 4.

Most of the work will be carried out during  scheduled  annual  outage  periods, with the main installation work for unit 3 taking place in 2006 and 2007, and in
2008 and 2011 for unit 4.

Press relations:               G. Tourvieille / Séverine Gagneraud
                               (Tél. +33 1 41 49 27 13 / 27 40)
                               internet.press@chq.alstom.com

Investor relations:            E. Châtelain
                               (Tél. +33 1 41 49 37 38)
                               Investor.relations@chq.alstom.com

                                                                   31 March 2005

                      ALSTOM WINS 170 MILLION EUROS TURNKEY
                        POWER PLANT CONTRACT IN SINGAPORE

ALSTOM has won a €170 millions  contract with independent  power producer Keppel
Merlimau  Cogen  Pte Ltd to  build a  turnkey  combined  cycle  power  plant  in
Singapore.

The 500MW plant,  located on Jurong Island, will supply power to the Singaporean
network.  Under  the  turnkey  contract,   ALSTOM  will  design,  construct  and
commission  the dual-fuel  (gas/oil)  combined  cycle power plant and supply two
GT13E2 gas turbines, two heat recovery boilers, one steam turbine and associated equipment.

ALSTOM has also been awarded an 18-year  operation and maintenance  contract for the site,  covering  scheduled and unscheduled  maintenance as well as operation and  maintenance  support.  The plant is scheduled to commence  operation in the first quarter of 2007.

This order brings the total of GT13E2  machines sold by ALSTOM to 93 units.  The fleet has accumulated more than 2,300,000 operating hours.

Philippe   Joubert,   President  of  ALSTOM's  Power  Turbo  Systems  and  Power
Environment  Sectors,  said: "We are delighted to win this  important  contract, which  reaffirms  our  leading  position in the  middle-sized  range gas turbine technology  field.  South-east  Asia  is a key  market  for us  and we are  well positioned  in this  region,  with our  expertise  in plant  integration  - from equipment to systems to long- term maintenance."

Press relations:               G. Tourvieille / Séverine Gagneraud
                               (Tél. +33 1 41 49 27 13 / 27 40)
                               internet.press@chq.alstom.com

Investor relations:            E. Châtelain
                               (Tél. +33 1 41 49 37 38)
                               investor.relations@chq.alstom.com